[JONES DAY LETTERHEAD]
September 3, 2008
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
Attention: Tom Jones
100 F Street, N.E.
Washington, D.C. 20549

Re:	SunPower Corporation
Information Statement on Schedule 14C
File No. 000-51593
Dear Mr. Jones:
     On behalf of SunPower Corporation, a Delaware corporation (the “Company”), we want to thank the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for their responsiveness in dealing with the Company on the above-referenced filing. In accordance with our telephone discussions with members of the Staff on Tuesday, September 2, 2008, we understand that if the Company registers the shares of its Class B common stock to be distributed by Cypress Semiconductor Corporation in its previously announced spin-off (the “spin-off”) on a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), that becomes effective prior to the distribution date of the spin-off, that the Staff will have no further comments on the information statement on Schedule 14C (the “Information Statement”). On behalf of the Company, we hereby confirm that the Company intends to register the shares of its Class B common stock to be distributed in the spin-off under the Securities Act on a registration statement on Form S-3. Pursuant to General Instruction I.D. of Form S-3, such registration statement will become automatically effective upon its filing with the Commission. Based on our understanding of the foregoing, we are filing herewith a definitive Information Statement.
* * * * *
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s work in connection with the filings and the timely completion of this transaction. Please contact the undersigned at (650) 739-3997 in connection with any further questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ Stephen E. Gillette
Stephen E. Gillette

cc:	Bruce Ledesma, Esq.
Larry Sonsini, Esq.
Todd Cleary, Esq.
Neil Simon, Esq.